HSBC USA INC.
Best-of Performance Notes
Linked to the S&P 500® Index

Filed Pursuant to Rule 433
Registration No. 333-158385
August 31, 2009

FREE WRITING PROSPECTUS
(To Free Writing Prospectus dated August 31, 2009,
Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009
and Product Supplement April 9, 2009)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	5 Year Best-of Performance Notes
Issuer Rating	AA- (S&P), A1 (Moody's), AA (Fitch)[1]
Pricing Date	September 25, 2009
Observation Period	The period beginning on and including the pricing date and ending on and including the final valuation date.
Settlement Date	September 30, 2009
Final Valuation Date	September 25, 2014[2]
Maturity Date	September 30, 2014[2]
Principal Amount	$1,000 per Note
Index	S&P 500® Index (the "reference asset")
Trigger Event	A trigger event occurs if, at any time during the observation period, the official closing level of the index is less than the barrier level.
Final Settlement Value	***If a trigger event has not occurred***, you will receive at maturity your principal amount plus the greater of: a) The reference return multiplied by the principal amount; and b) The contingent minimum return multiplied by the principal amount. ***If a trigger event has occurred***, and a) the final level is greater than the initial level, you will receive at maturity your principal amount plus the reference return multiplied by the principal amount; b) the final level is less than the initial level but greater than or equal to 90% of the initial level, you will receive at maturity the principal amount; and c) the final level is less than 90% of the initial level, your principal amount will be reduced by 1% for every 1% the final level is below 90% of the initial level. For example, if the final level is 80% of the initial level (a 20% decline in the index), you will receive at maturity 90% of your principal amount.
Contingent Minimum Return	20.00%
Barrier Level	An amount that will be between 55.00% and 60.00% of the initial level (the actual barrier level will be determined on the pricing date).
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	The official closing level of the S&P 500® Index on the pricing date.
Final Level	The official closing level of the S&P 500® Index on the final valuation date.
Official Closing Level	The official closing level of the S&P 500® Index on any scheduled trading day (as defined in the accompanying product supplement) as determined by the calculation agent by referencing the Bloomberg Professional® service page "SPX <INDEX>".
CUSIP	4042K0 YY5

[1] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

[2] Subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.

Notes Description

The notes provide the investor with the greater of (i) the uncapped upside performance of the S&P 500® Index or (ii) a return of 20% on the principal amount of the notes at maturity, as long as the official closing level of the S&P 500® Index never declines below the barrier level over the observation period. If the barrier level is breached, you will not be guaranteed any return on the notes and may still receive a return based on the upside performance of the S&P 500® Index if the reference return is positive, but will lose 1.00% of the principal amount of the notes for each percentage point that the reference return is below -10.00%. YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT.

This investment is applicable for investors with a long-term favorable view of the S&P 500® Index, seek a conditional minimum return, and have the view that the official closing level of the S&P 500® Index will not decline below the barrier level during the term of the notes.

Highlights

- Uncapped 100% upside participation in the reference asset and a contingent minimum return of at least 20% on the principal amount at maturity.

- You will receive a return of at least 20% at maturity as long as the reference asset does not decline below the barrier level during the observation period.

- You will lose 1% of your principal amount for every 1% that reference return is below -10.00% in the event that a trigger event occurs.

Hypothetical Payoff Scenarios

(per $1,000 principal amount note)

Reference Return of the Index at maturity	Final Settlement Value if Trigger Event Occurs (10% protection amount on losses)	Final Settlement Value if no Trigger Event Occurs (subject to 20% Contingent Minimum Return)
50%	$1,500	$1,500
30%	$1,300	$1,300
20%	$1,200	$1,200
10%	$1,100	$1,200
0%	$1,000	$1,200
-10%	$1,000	$1,200
-20%	$900	$1,200
-30%	$800	$1,200

INDEX DESCRIPTION AND HISTORICAL PERFORMANCE

10 Year Historical Month-End Performance of the Reference Asset



Past performance is not a prediction or guarantee of future results.
Source: Bloomberg Professional® service.

The S&P 500® Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Source: Bloomberg Professional® service.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the level of the reference asset will (i) increase or (ii) decrease only moderately—meaning that you believe the level of the reference asset will not decline below the barrier level at any time during the observation period.
- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1-to-1 basis for each percentage point that the reference return is below -10.00% in the event that a trigger event occurs.
- You are willing to forego dividends or other distributions paid on the stocks included in the reference asset.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.
- YOU ARE COMFORTABLE WITH THE CREDITWORTHINESS OF HSBC, AS ISSUER OF THE NOTES.

The notes may not be suitable for you if:

- You believe the level of the reference asset will decline below the barrier level at any time during the observation period.
- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1-to-1 basis for each percentage point that the reference return is below -10.00% in the event that a trigger event occurs.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on any stocks included in the reference asset.
- You seek current income from this investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the notes to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the notes.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus, Product Supplement and Prospectus Supplement for a discussion of risks, which include:

- The notes are not fully principal protected and you may lose up to 90% of your initial investment.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes is linked to the performance of an equity index and may be positive or negative.
- Return on the notes does not necessarily reflect the full performance of the reference asset and movements in the level of the reference asset may affect whether or not you receive your full principal at maturity.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the notes.
- An investment in the notes is subject to risks associated with the U.S. securities market.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange or quotation system.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 9, 2009, the Product Supplement dated April 9, 2009 and the Free Writing Prospectus dated August 31, 2009. If the terms of the notes offered in this Free Writing Prospectus are inconsistent with those described in the accompanying Product Supplement, Prospectus Supplement or Prospectus, the terms described in this Free Writing Prospectus will control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Product Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Product Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:
- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409046528/v159487_fwp.htm
- the Product Supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.